Exhibit 1.01

Fresenius Medical Care AG

Conflict Minerals Report

This document, constituting Exhibit 1.01 to Form SD of Fresenius Medical Care AG, a German stock corporation (together with its subsidiaries, the Company, we, us, or our), is our Conflict Minerals Report for the year ended December 31, 2023, in accordance with Section 13p of the Securities Exchange Act of 1934, as amended and Rule 13p-1 thereunder. As American Depositary Shares representing our ordinary shares are listed on the New York Stock Exchange, we are subject to the provisions of Section 1502 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) relating to “Conflict Minerals.” Section 1502 of the Dodd-Frank Act and Rule 13p-1 of the Securities Exchange Commission (SEC) address the sourcing of tin, tantalum, tungsten, and gold (3TG minerals) necessary to the functionality or production of our products from the Democratic Republic of the Congo (DRC) and adjoining Covered Countries, as defined in Item 1.01 of the Form SD that accompanies this Report, which are known locations where armed groups mine and sell these minerals to finance civil violence. Both this Report and the Form SD are also available on our website at https://www.freseniusmedicalcare.com/en/sustainability/supply-chain.2

The following is a description of the measures taken by us to exercise due diligence on the source and chain of custody of the subject minerals.

Section (1) Due Diligence:

Our comprehensive Responsible Minerals Sourcing Program (Program) includes a due diligence process that was designed to conform, and continues to conform, in all material respects, to the criteria set forth in the internationally recognized Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (OECD Guidance).

The following is a review of the actions comprising the OECD Guidance five-step framework that we performed to implement our due diligence process:

1.	Establish strong company management systems

a.	As part of our on-going self-assessment and improvement efforts, we are continuing to educate our value chain on our Responsible Minerals Sourcing Policy (updated in 2022) and monitor its effectiveness for our responsible sourcing efforts.

b.	We structured internal management to support supply chain due diligence by identifying the responsible business organizations and the individuals within those organizations and establishing a cross-functional Responsible Minerals Sourcing team (the Team). The primary and secondary contributors on the Team were designated and notified of their responsibilities. As part of our annual Program review process, the Team conducted a virtual workshop to identify areas for improvement. Training was provided during the workshop and a Program-specific process and procedure document was created for, and is available to, all relevant Company personnel.

c.	We established a system of controls over the supply chain, including the use of third-party consultants and software, to monitor all relevant data.

d.	For the year ended December 31, 2023, we continued to strengthen and improve supplier engagement over previous years by providing resources to our suppliers and by updating the training provided to suppliers. Furthermore, we maintain and update our Supplier Code of Code documentation and our Responsible Minerals Sourcing Policy as necessary.

2 As indicated under the heading “Overview of Our Responsible Minerals Sourcing Program” in our Form SD, to which this Conflict Minerals Report is an exhibit, we must also comply with EU Regulation 2017/821 prescribing certain supply chain due diligence obligations relating to the 3TG metals.

e.	We maintain a mechanism for grievances, concerns and questions in the form of an email inbox which is available to the public at cminquiry@freseniusmedicalcare.com and also accessible via https://www.freseniusmedicalcare.com/en/sustainability/supply-chain.

2.	Identify and assess risk in the supply chain

a.	We identified risk in the supply chain by first identifying each relevant manufacturing facility, globally. A Subject Matter Expert (SME) was identified for each facility to be the primary internal personnel with the highest degree of familiarity with the materials, products and processes for each corresponding facility. In collaboration with the SMEs, the Team reviewed our product portfolio and identified the products that may contain the previously identified materials, and as a result identified the products manufactured or contracted to manufacture with the potential for being at-risk of containing conflict minerals. After identification of the potentially at-risk products, the SMEs referenced their own supplier and/or procurement data, in addition to their existing expertise with that specific supply chain, and were able to determine the applicable suppliers with whom the Reasonable Country of Origin (RCOI) and corresponding due diligence were to be conducted.

b.	The addition of the SMEs’ knowledge and expertise into the risk identification process enabled us to focus our resources on suppliers that represented the highest risk of potentially containing conflict minerals in the products that we purchased during the relevant time period.

c.	Following the initial identification of potentially at-risk suppliers, we began our RCOI process.

3.	Design and implement a strategy to respond to risks

a.	The Team communicates with senior leadership, on a yearly basis, any material risk that may be in the supply chain, in addition to ad-hoc meetings to review Program progress.

b.	We devised and implemented a three-step risk-management strategy. The first step involved a review of the returned RCOI data from the relevant suppliers. Then, if needed, due diligence was conducted with the corresponding supplier(s). Following due diligence, an evaluation of the supplier for compliance was conducted. In order to be considered non-compliant, a supplier was either unresponsive or non-compliant with our policy.

c.	The Team was able to identify, monitor and track performance of its risk mitigation efforts and included that information in the meetings with senior leadership utilizing its third-party software solution for identification, monitoring and tracking performance.

d.	Risk mitigation processes remain in place and are communicated to both the relevant Company personnel as well as suppliers. As noted above, we are a member of the Responsible Minerals Initiative (RMI) and we also rely on the ongoing review of the risk mitigation processes related to facilities that smelt, refine and/or process the subject raw materials of the RMI, as contemplated by the Responsible Minerals Assurance Process (RMAP) standard.

4.	Support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing

a.	As noted above, we are a member of the RMI, which conducts independent third-party audits of smelters on behalf of its members. We utilize the RCOI information provided to members of the RMI to determine the possible country of origin of the conflict minerals necessary for the functionality or production of its products.

5.	Report on supply chain due diligence

a.	We report annually to the SEC by furnishing a Conflict Minerals Report with Form SD. We make our Form SD and Conflict Minerals Report publicly available at https://www.freseniusmedicalcare.com/en/about-us/sustainability/supply-chain/.

Steps taken and being taken to mitigate risk:

We have taken a number of steps to (i) mitigate the risk that conflict minerals necessary to the functionality or production of our products benefit armed groups in the DRC and/or Covered Countries and (ii) to improve our due diligence. Those steps include:

•	Continuing to provide free, educational training to our suppliers and the relevant Company personnel

•	Creating and maintaining Program-specific process and procedure documentation for relevant Company personnel

•	Focusing on a cross-functional, holistic approach to update the Program and continually review our Policy to reflect our commitment to responsible sourcing of minerals

•	Focus of resources on risk-based due diligence, as discussed in the OECD Due Diligence Guidance

The content of our website and any other website referred to in this Report is included for general information only and is not incorporated by reference to this Report.

(1) Product Description:

We determined, in good faith, that the applicable product categories are the following:

•	Dialysis products, including hemodialysis machines and peritoneal dialysis cyclers.

•	Non-dialysis products, including water filtration units.

The Conflict Minerals Rule requires a Conflict Minerals Report to include description of a registrant's products that have not been found to be “DRC conflict free.” However, under the guidance referred to under “(2), Product Determination” below, we are not required to describe any of our products as having “not been found to be DRC Conflict Free.” Accordingly, we have not included a detailed or itemized description of our products in this Report. Information regarding our dialysis and non-dialysis products may be found in “Item 4. Information on the Company – B. Business overview – Health care products” of our Annual Report on Form 20-F for the year ended December 31, 2023 (our 2023 Form 20-F). This reference to our 2023 Form 20-F is included for general information only and our 2023 Form 20-F is not incorporated by reference to this Report.

(2) Product Determination:

Pursuant to guidance issued by the SEC Division of Corporation Finance on April 29, 2014, as supplemented by the SEC’s updated statement dated April 7, 2017, our Conflict Minerals Disclosure and our Conflict Minerals Report are limited to the information required by paragraphs (a) and (b) of Item 1.01 of Form SD. We are not required to describe any of our products as “DRC Conflict Free,” as having “not been found to be ‘DRC Conflict Free’” or as “DRC Conflict Undeterminable.” In addition, inasmuch as we have not voluntarily elected to describe any of our products as DRC conflict free, the requirement for an independent private sector audit of this Report also is not applicable.

Results of our RCOI and Due Diligence Measures:

Based on the information provided by our suppliers which were identified as having a higher risk of providing Conflict Minerals and which provided us with names of smelters and refiners within their supply chains, we have determined that a minimum of 350 smelters were used by suppliers in our supply chain. Of those 350 smelters, 225 were identified as being conformant with the RMAP assessment protocols and bear the highest level of Conflict Minerals responsible sourcing certification set by the RMI. Of the remaining smelters or refiners, 6 were identified as active, defined by the RMI as currently engaged in the RMAP but for which a conformance determination has yet to be made, 29 were identified as non-conformant and 90 were not enrolled with the RMI.